UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 13, 2024

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Shares, $0.01 par value	TGH	New York Stock Exchange
7.000% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preference Shares, $0.01 par value	TGH PRA	New York Stock Exchange
6.250% Series B Fixed Rate Cumulative Redeemable Perpetual Preference Shares, par value $0.01	TGH PRB	New York Stock Exchange

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Explanatory Note

On January 17, 2024, Textainer Group Holdings Limited, an exempted company limited by shares incorporated under the laws of Bermuda (the “Company” or “Textainer”) furnished to the U.S. Securities and Exchange Commission (the “SEC”) a Report on Form 6-K a proxy statement (the “Proxy Statement”) in connection with a special general shareholder meeting to be held on February 22, 2024 to approve its proposed acquisition by entities affiliated with Stonepeak, a leading alternative investment firm specializing in infrastructure and real assets.

This Report on Form 6-K (including the Press Release attached as Exhibit 99.1 hereto (the “Press Release”)) is being furnished to the SEC and is incorporated by reference into the Proxy Statement. To the extent that the information set forth in the Press Release differs from or updates information contained in the Proxy Statement or other documents filed with or furnished to the SEC, the information set forth herein shall supersede or supplement the information in the Proxy Statement or such other documents.

Press Release

On February 13, 2024, Textainer issued the Press Release announcing its unaudited results for the fourth-quarter and full-year 2023 and the declaration of a dividend on its common and preferred shares. The Press Release also contemplates, among other things, closing of the proposed Stonepeak transaction in the first quarter of 2024, subject to customary closing conditions, including approval by Textainer’s shareholders and other required regulatory clearances and approvals.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Report on Form 6-K (including the Press Release) may constitute “forward-looking statements.” Actual results could differ materially from those projected or forecast in the forward-looking statements due to risks more specifically set forth in the Press Release, the Proxy Statement and other documents filed by Textainer with the SEC (including its Annual Report on Form 20-F). These risks include those with respect to, among other things, risks related to Textainer’s business and operations and the proposed Stonepeak transaction (including the proposed timing for the transaction’s closing, if at all). In addition, the unaudited results for and balances as of the quarter and year ended December 31, 2023 are subject to change or adjustment in connection with the completion of the related audit thereof.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Textainer assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Textainer does not give any assurance that it will achieve its expectations.

Additional Information and Where to Find It

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS REPORT ON FORM 6-K, THE PROXY STATEMENT, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TEXTAINER AND ITS BUSINESS AND THE PROPOSED STONEPEAK TRANSACTION.

Investors and security holders will be able to obtain copies of these materials and other documents containing important information about Textainer and the proposed Stonepeak transaction, once such documents are filed with the SEC free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Textainer will be made available free of charge on Textainer’s investor relations website at https://investor.textainer.com/.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•
REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-233323 AND NO. 333- 211290) FILED WITH THE SEC ON AUGUST 16, 2019 AND MAY 11, 2016
•
REGISTRATION STATEMENT ON FORM F-3 (NO. 333-255054) FILED WITH THE SEC ON APRIL 6, 2021

Exhibits

99.1	Press Release, dated February 13, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2024

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer